NATIONS RESERVES

                       SHAREHOLDER SERVICING PLAN ("PLAN")
                            FOR ADVISER CLASS SHARES


         Section 1. Each of the proper officers of The Capitol Mutual Funds, doing business as Nations Reserves, (the "Trust") is authorized to execute and deliver, in the name and on behalf of the Trust, written agreements based substantially on the form attached hereto as Appendix A or any other form duly approved by the Trust's Board of Trustees ("Agreements") with broker/dealers, banks and other financial institutions that are dealers of record or holders of record or which have a servicing relationship with the beneficial owners of Adviser Class Shares ("Servicing Agents") in any of the Trust's Funds set forth on Exhibit I attached hereto, provided that any material modifications of services listed in the Agreement shall be presented for approval or ratification by the Trustees at the next regularly scheduled Board Meeting. Pursuant to such Agreements, Servicing Agents shall provide shareholder support services as set forth therein to their clients who beneficially own Adviser Class Shares of the Funds in consideration of a fee, computed monthly in the manner set forth in the applicable Fund's then current prospectus, at an annual rate of up to 0.25% of the average daily net asset value of the Adviser Class Shares beneficially owned by or attributable to such clients. Affiliates of the Trust's distributor, administrator, co-administrator and adviser are eligible to become Servicing Agents and to receive fees under this Plan. All expenses incurred by a Fund in connection with the Agreements and the implementation of this Plan shall be borne entirely by the holders of the Adviser Class Shares of the particular Fund involved. If more than one Fund is involved and these expenses are not directly attributable to Adviser Class Shares of a particular Fund, then the expenses may be allocated between or among the Adviser Class Shares of the Funds in a fair and equitable manner.

         Section 2. The Trust's administrator and/or co-administrator shall monitor the arrangements pertaining to the Trust's Agreements with Servicing Agents. The Trust's administrator and co-administrator shall not, however, be obligated by this Plan to recommend, and the Trust shall not be obligated to execute, any Agreement with any qualifying Servicing Agents.

         Section 3. So long as this Plan is in effect, the Trust's administrator and/or co-administrator shall provide to the Trust's Board of Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and the purposes for which such expenditures were made.

         Section 4. To the extent any portion of the fees payable under the Agreements is deemed to be for services primarily intended to result in the sale of Fund shares, such fees are deemed approved and may be paid pursuant to the Plan and in accordance with Rule 12b-1 under the Act, provided that the Agreements, to the extent they are deemed to relate to services primarily intended to result in the sale of Fund shares, are approved and otherwise treated in all respects as agreements related to the Plan.

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         Section 5. This Plan will become effective immediately, as to any
Fund's Adviser Class Shares, upon its approval by (a) a majority of the outstanding Adviser Class Shares of such Fund, and (b) a majority of the Board of Trustees, including a majority of the Trustees who are not "interested persons" (as defined in the 1940 Act) of the Trust and who have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan, pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of this Plan.

         Section 6. This Plan shall continue in effect for so long as its continuance is specifically approved at least annually by the Trust's Board of Trustees in the manner described in Section 5.

         Section 7. This Plan may be amended at any time by the Board of Trustees provided that (a) any amendment to increase materially the costs which a Fund's Adviser Class Shares may bear for distribution pursuant to this Plan shall be effective only upon approval by a vote of a majority of the outstanding Adviser Class Shares of such Fund, and (b) any material amendments of the terms of this Plan shall become effective only upon approval as provided in Section 5 hereof.

         Section 8. This Plan is terminable, as to a Fund's Adviser Class Shares, without penalty at any time by (a) a vote of a majority of the Trustees who are not "interested persons" (as defined in the 1940 Act) of the Trust and who have no direct or indirect financial interest in the operation of this Plan or in any agreements entered into in connection with this Plan, or (b) a vote of a majority of the outstanding Adviser Class Shares of such Fund.

         Section 9. While this Plan is in effect, the selection and nomination of those Trustees who are not "interested persons" (as defined in the 1940 Act) of the Trust shall be committed to the discretion of such non-interested Trustees.

         Section 10. The names "Nations Reserves" and "Trustees of Nations Reserves" refer respectively to the trust created and the Trustees, as Trustees but not individually or personally, acting from time to time under an Agreement and Declaration of Trust dated January 22, 1990, which is hereby referred to and a copy of which is on file at the office of the State Secretary of The Commonwealth of Massachusetts and at the principal office of the Trust. The obligations of "Nations Reserves" entered into in the name or on behalf thereof by any of the Trustees, officers, representatives or agents are made not individually, but in such capacities, and are not binding upon any of the Trustees, Shareholders, officers, representatives or agents of the Trust personally, but bind only the Trust Property, and all persons dealing with a Fund's Adviser Class Shares of the Trust must look solely to the Trust property belonging to such Fund's Adviser Class Shares for the enforcement of any claims against the Trust.

         Section 11. The Trust will preserve copies of this Plan, and any Agreements and written reports regarding this Plan presented to the Board of Trustees for a period of not less than six years.

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                                    EXHIBIT I

Nations Government Reserves
Nations Municipal Reserves
Nations Cash Reserves
Nations Treasury Reserves
Nations Money Market Reserves
Nations California Tax Exempt Reserves



Amended: February 24, 1999